Subsidiaries of the Registrant


         Subsidiary                         State of Incorporation     Ownership

Magellan Petroleum Australia Limited         Queensland, Australia       50.9%

The following subsidiaries are owned directly or indirectly by Magellan Petroleum Australia Limited:

Magellan Petroleum (N.T.) Pty. Ltd.          Queensland, Australia       100%
Paroo Petroleum Pty. Ltd.                    Queensland, Australia       100%
Paroo Petroleum (Holdings), Inc.               Delaware, U.S.A.          100%
Paroo Petroleum (USA), Inc.                    Delaware, U.S.A.          100%
Magellan Petroleum (W.A.) Pty. Ltd.          Queensland, Australia       100%
Magellan Petroleum (Belize) Limited              Belize, C.A.            100%
Magellan Petroleum (Eastern) Pty. Ltd.       Queensland, Australia       100%
Magellan Petroleum (Southern) Pty. Ltd.      Queensland, Australia       100%